Exhibit 99.1
Alcon®

For immediate release

LADARVision® System Obtains
Broadest Treatment Range for
Customized Refractive Surgery

      CustomCornea® Laser Eye Surgery Now Available for
      More Than 90 Percent of Nearsighted LASIK Candidates

Fort Worth, Texas – June 29, 2004 –The U.S. Food & Drug Administration (FDA) has approved an expansion of the treatment range for Alcon’s customized wavefront-guided LASIK procedure, CustomCornea®. Performed with the LADARVision® System, CustomCornea® is now approved for treatment of nearsightedness (myopia) up to -8.0 diopters (up from -7.0) and astigmatism up to -4.0 diopters (up from -0.5).

        This approval gives Alcon (NYC:ACL) the broadest wavefront-guided treatment range of any refractive laser system in the U.S. Eye surgeons can now use the LADARVision® System to treat more than 90 percent of all myopic LASIK patients with the customized procedure.

        With CustomCornea®, physicians are able to measure and treat visual abnormalities that have never been detected before, including those linked to glare, halos and night vision problems. This advanced treatment can provide patients with better quality of vision after surgery than they had with contacts or glasses.

        “We are very pleased that our wavefront-guided LASIK procedure is now available for so many patients,” said Bill Barton, vice president and general manager of Alcon’s surgical division. “Since most vision correction patients suffer from some combination of nearsighted and astigmatism, the vast majority of vision care patients now have the potential to improve their quality of vision with CustomCornea®.”

        Further clinical trials are ongoing to demonstrate the effectiveness of the LADARVision® System for wavefront-guided treatment of farsightedness (hyperopia) with and without astigmatism, and for the treatment of eyes with other symptoms, such as pre-existing night vision problems and post-LASIK complications.

        Alcon, Inc. is the world’s leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to successfully market and sell the system for wavefront-guided laser eye surgery. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: general economic conditions in the United States and internationally; technological advances attained by our competitors; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
 Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle (Alcon Public Relations)
817-551-8058
www.alconinc.com